FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Credilogros transaction

July 12, 2006

BANCO CENTRAL DE LA REPUBLICA ARGENTINA

(Argentine Central Bank)

Authorizations Department

Buenos Aires

BBVA BANCO FRANCES S.A. reports the following:

At the meeting of the Board of Directors held today, we have informed all Directors that on July 11, 2006 we have proceeded to transfer BBVA Banco Frances’ share in Credilogros S.A. This assignment was made in accordance with the Purchase and Sales Agreement signed on March 9, 2005 and BCRA’s Resolution No. 143 dated June 28, 2006.

Sincerely tours,

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 12, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer